P.E. 1/24/02

0-29456

This document has 17 pages.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

January 24, 2002

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 1100, Montréal, Québec H3B 4Y8, (514) 397-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F __X__

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: January 24, 2002

[Signed: Graham E. Bagnall]

Name: Graham E. Bagnall
Title: Vice-President and Comptroller

EXHIBIT INDEX

4

EXHIBIT 1

NEWS RELEASE

BELL CANADA INTERNATIONAL

FOR IMMEDIATE RELEASE

BCI ANNOUNCES FOURTH QUARTER RESULTS

- *Raising $440 million through Rights Offering*
- *Restructuring to become pure-play Brazil Mobile operation*
- *Surpasses 2001 operating targets*

MONTREAL (CANADA), January 21, 2002 – Bell Canada International Inc. ("BCI") today released results for the fourth quarter ending December 31, 2001.

Chairman and CEO Bill Anderson stated, "During the quarter, BCI announced two major plans, one to meet its short-term funding commitments and one to reorganize Telecom Américas. The completion of these plans, which is expected in the first quarter of 2002, will put both companies on a more solid financial footing and focus Telecom Américas exclusively on exploiting the growth potential of the Brazilian mobile marketplace."

Mr. Anderson added, "The strong performance of our Latin American mobile operations and the strengthening of the Brazilian *real* during the fourth quarter have enabled BCI to surpass its previously-announced revenue, EBITDA and subscriber targets for the full-year 2001."

RESULTS REVIEW

Following the adoption by the corporation of a plan of disposition for Canbras and Genesis, and in anticipation of the closing of the reorganization of Telecom Américas, BCI is treating all of its business segments, except for the Brazil Mobile segment, as discontinued operations as at December 31, 2001. Prior periods have been restated to reflect this treatment. In addition, in the results review which follows, prior period results have been normalized(1) to reflect the current ownership levels in Telecom Américas, and its operating companies, to provide more meaningful comparisons.

Fourth Quarter 2001 versus Third Quarter 2001

Total subscribers served by BCI's continuing operations increased 7% to 4.3 million as at December 31, 2001, from 4.0 million on a normalized basis as at September 30, 2001. The increase in total subscribers reflects the seasonal impact of Christmas promotions.

Consolidated revenues for the fourth quarter of 2001 were $136 million compared to normalized revenues of $117 million in the third quarter of 2001. This 16% revenue increase was primarily a result of subscriber growth, increased handset prices, an improved Brazilian currency translation rate and a management fee from Axtel.

Consolidated EBITDA(2) increased by 36% to $24 million in the fourth quarter of 2001 compared to normalized EBITDA of $18 million for the third quarter. EBITDA increased due to both revenue growth and operating cost reductions, which were partially offset by increased subscriber acquisition costs relating to the Christmas promotion period.

BCI's net loss from continuing operations applicable to common shares was $29 million in the fourth quarter of 2001, compared to a normalized net loss of $308 million in the third quarter of 2001. The reduced loss is attributable mainly to foreign exchange gains on U.S. dollar-denominated debt incurred in the fourth quarter, as compared to losses incurred in the third quarter, and a one-time charge recorded in the third quarter, partially offset by higher interest expense.

Taking into account both continuing and discontinued operations, BCI recorded a net loss applicable to common shares of $65 million in the fourth quarter of 2001 relative to a normalized net loss of $422 million in the third quarter of 2001. The reduced loss is mainly attributable to lower losses from continuing operations and the write-off of BCI's investment in Vésper in the third quarter.

Fourth Quarter 2001 versus Fourth Quarter 2000

Total subscribers at December 31, 2001 were up 24% from normalized total subscribers at December 31, 2000.

Consolidated revenues for the fourth quarter of 2001 decreased 10% from normalized revenues of $151 million in the fourth quarter of 2000. The decrease in revenues is mainly attributable to a lower Brazilian currency translation rate compared to a year ago. In local currency terms, revenues increased by 14%.

Consolidated EBITDA in the fourth quarter of 2001 improved by $47 million, compared to normalized EBITDA in the fourth quarter of 2000. The increase in EBITDA reflects significant cost reduction initiatives and the realization of economies of scale resulting from the growth in the subscriber base.

BCI's net loss from continuing operations applicable to common shares was $29 million for the fourth quarter of 2001, compared to a normalized net loss of $156 million in the fourth quarter of 2000. The reduced loss is attributable primarily to foreign exchange gains on U.S. dollar-denominated debt incurred in the fourth quarter of 2001, compared to losses in the fourth quarter of 2000.

Taking into account both continuing and discontinued operations, BCI recorded a net loss applicable to common shares of $65 million in the fourth quarter of 2001 relative to a normalized net loss of $216 million in the fourth quarter of 2000. The reduced loss is mainly attributable to lower net losses from continuing operations, as well as lower net losses relating to discontinued operations.

OPERATING AND FINANCING HIGHLIGHTS

- Including results for operations that were discontinued at the end of the fourth quarter, BCI's total subscribers for the year 2001 were 6.6 million, as compared to BCI's previously-announced target of 6.5 million; total revenues were $609 million, compared to the target range of $550 to $600 million; and total EBITDA was $86 million, compared to the target range of $75 to $85 million.

- On December 3, 2001, BCI announced the BCI Recapitalization Plan that will enable the corporation to meet its short-term funding commitments. As part of the BCI Recapitalization Plan, on January 11, 2002, the corporation completed a Rights Offering for gross proceeds of $440 million, which it will receive on February 15, 2002. Public shareholders exercised 42% of the rights offered to them, while BCE Inc., the majority shareholder of the corporation, exercised all of the rights issued to it, as well as all remaining rights not exercised by the public.

NOTES

(1) Normalization does not have any standardized meaning prescribed by Generally Accepted Accounting Principles ("GAAP").

(2) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization. This is a widely-used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by GAAP.

BCI owns and develops advanced communications companies in Latin America. A subsidiary of BCE Inc., Canada's largest communications company, BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our web site at www.bci.ca.

-30-

Certain statements made in this press release describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:

Brian Quick
Vice-President, Finance
Tel: (514) 392-2369
brian.quick@bci.ca

THE BCI Q4 RESULTS CONFERENCE CALL WILL BE WEBCAST LIVE
TODAY AT 4:00 P.M. (EST) AT WWW.BCI.CA
OR BY DIALING 1-800-375-9259

REPLAY FROM JAN. 21 UNTIL MIDNIGHT OF JAN. 28, 2002
PLEASE DIAL: 1-888-716-7820, ACCESS CODE 1049689#

Selected Consolidated Financial and Subscriber Information (Unaudited)

Fourth Quarter 2001
(Cdn$ thousands)

	Three months ended			Twelve months ended December 31,	
	Dec 31, 2001	Sept 30, 2001	Dec 31, 2000	2001	2000
Statement of Earnings					
Revenues	135,860	92,501	30,500	373,929	74,871
EBITDA [(1)]	24,101	14,744	(9,113)	57,626	(45,350)
Net earnings (loss) from continuing operations applicable to common shares [(2)]	(29,246)	(279,536)	(29,113)	(541,369)	(251,917)
Net earnings (loss) applicable to common shares	(64,849)	(391,382)	(131,886)	(363,572)	250,408
End of Period Subscribers	4,332,298	4,039,533	2,551,511	4,332,298	2,551,511

Selected Consolidated Normalized Financial and Subscriber Information (Unaudited) [(3)]

Fourth Quarter 2001
(Cdn$ thousands)

	Three months ended			Twelve months ended December 31,	
	Dec 31, 2001	Sept 30, 2001	Dec 31, 2000	2001	2000
Statement of Earnings					
Revenues	135,860	116,712	150,569	373,929	382,706
EBITDA [(1)]	24,101	17,706	(23,134)	57,626	(47,278)
Net earnings (loss) from continuing operations applicable to common shares [(2)]	(29,246)	(307,607)	(155,916)	(541,369)	(554,947)
Net earnings (loss) applicable to common shares	(64,849)	(421,964)	(216,209)	(363,572)	148,809
End of Period Subscribers	4,332,298	4,039,533	3,490,709	4,332,298	3,490,709

(1) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization, and is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by Generally Accepted Accounting Principles ("GAAP").

(2) Net earnings (loss) from continuing operations applicable to common shares means Net earnings (loss) from continuing operations less Interest on convertible debentures.

(3) Normalized to reflect, on a pro-forma basis, BCI's current effective ownership in Telecom Américas and all of its operating companies. Normalized results for 2000 also include the amortization of the deferred gain recognized by BCI upon the contribution of its operating companies to Telecom Américas. Such normalization is not prescribed by GAAP.

11

EXHIBIT 2

/2

BELL CANADA INTERNATIONAL

Fourth Quarter 2001

Quarterly Unaudited Results: Supplementary Information

(6 pages)

This supplement to the press release announcing Bell Canada International's quarterly results is intended to provide, on a timely basis, information of interest to the investment community.

Additional financial and operating information is available on BCI's website at www.bci.ca.

Conference Call Instructions

Brian Quick, Vice-President, Finance will host a conference call on January 21, 2002, from 4:00 pm to 5:00 pm (EST) to discuss BCI's third quarter results.

To participate in the conference call, dial **1-800- 375-9259** five minutes before the call is set to begin.

The conference call will be recorded and available until midnight of January 28, 2002. To hear the rebroadcast, call **1-888-716-7820**. The password is **1049689#**.

Consolidated Statements of Earnings (Unaudited)

(Cdn$ thousands except per share amounts)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Twelve months ended December 31, 2001	Twelve months ended December 31, 2000
Revenues	135,860	30,500	373,929	74,871
Cost of sales	65,522	17,189	176,987	48,837
Selling, general and administration expenses	46,237	22,424	139,316	71,384
Depreciation and amortization	60,300	11,416	192,782	26,455
Operating loss from continuing operations	(36,199)	(20,529)	(135,156)	(71,805)
Foreign exchange gain (loss)	86,442	40,248	(62,516)	39,945
Interest expense	(92,100)	(16,737)	(228,387)	(93,246)
Gain (loss) on investments	1,662	(26,920)	(157,626)	(105,175)
Other	17,079	1,307	40,761	6,647
Loss from continuing operations before income taxes and non-controlling interest	(23,116)	(22,631)	(542,924)	(223,634)
Income tax expense	(90)	-	(90)	-
Non-controlling interest	1,064	434	29,789	(800)
Net loss from continuing operations	(22,142)	(22,197)	(513,225)	(224,434)
Discontinued operations [1]	(35,603)	(102,773)	177,797	502,325
Net earnings (loss)	(57,745)	(124,970)	(335,428)	277,891
Interest on convertible debentures	(7,104)	(6,916)	(28,144)	(27,483)
Net earnings (loss) applicable to common shares	(64,849)	(131,886)	(363,572)	250,408
Earnings (loss) per common share - basic and diluted [2]	(0.82)	(1.67)	(4.60)	3.17

Consolidated Statements of Deficit (Unaudited)

(Cdn$ thousands)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Twelve months ended December 31, 2001	Twelve months ended December 31, 2000
Deficit, beginning of period	(805,392)	(374,783)	(506,669)	(757,077)
Net earnings (loss)	(57,745)	(124,970)	(335,428)	277,891
Interest on convertible debentures	(7,104)	(6,916)	(28,144)	(27,483)
	(870,241)	(506,669)	(870,241)	(506,669)

(1) BCI began accounting for its Brazil Broadband, Spanish Américas Mobile and Spanish Américas Broadband segments as discontinued operations as at December 31, 2001. BCI began accounting for its Asia Mobile and Latin American Competitive Local Exchange Carriers (CLEC's) segments as discontinued operations during the first quarter of 2001. As a result, comparative periods have been restated.

(2) Basic and diluted net earnings (loss) per common share is based on 79.0 million average common shares outstanding for the three and twelve months ended December 31, 2001; 79.0 million for the three months ended December 31, 2000; and 78.9 million for the twelve months ended December 31, 2000.

Consolidated Balance Sheets (Unaudited)

(Cdn$ thousands)

	As at December 31, 2001	As at December 31, 2000
Current assets		
Cash and cash equivalents (1)	378,204	123,680
Temporary investments	-	269,371
Notes receivable	42,361	788,822
Accounts receivable	162,578	271,805
Inventory	65,192	29,140
Prepaid expenses and other current assets	28,522	35,246
	676,857	1,518,064
Fixed assets, net	1,185,460	1,261,168
Licenses, net	1,246,233	566,041
Deferred charges (2)	199,934	301,050
Goodwill (3)	1,449,129	699,634
Other assets	109,241	96,060
	4,866,854	4,442,017
Current liabilities		
Short-term loan facilities	660,944	63,820
Notes payable	793,342	962,330
Accounts payable and accrued liabilities	336,812	480,979
Long-term debt due within one year	481,908	208,240
	2,273,006	1,715,369
Long-term debt	1,471,353	1,480,182
Deferred income	493,776	526,929
Future income taxes	79,733	69,326
	4,317,868	3,791,806
Non-controlling interest	97,720	30,530
Shareholders' equity		
AIG obligation	174,288	-
Convertible debentures	436,826	425,558
Common shares	846,101	845,536
Deficit	(870,241)	(506,669)
Foreign currency translation adjustment	(135,708)	(144,744)
	451,266	619,681
	4,866,854	4,442,017

(1) Includes $233,373,058 of restricted cash as at December 31, 2001. This amount represents BCI's share of Telecom Américas' cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

(2) The CICA recently amended Handbook Section 1650, "Foreign Currency Translation" effective January 1, 2002. The most important amendment is the elimination of the requirement to defer and amortize foreign currency gains and losses on long term items over the remaining lives of such items. As at December 31, 2001, BCI had $112 million of deferred foreign currency losses on its balance sheet which will be written off to opening retained earnings as of January 1, 2002.

(3) The CICA recently issued new Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". These accounting recommendations require that goodwill related to acquisitions completed after June 30, 2001 no longer be amortized, while goodwill on the balance sheet as at June 30, 2001 continues to be amortized until December 31, 2001 but not thereafter. As of January 1, 2002, the amount of goodwill on the balance sheet will be subject to a two-step annual impairment test. Upon the initial adoption of the recommendations in 2002, any initial impairment loss relating to existing goodwill resulting from the application of the new standard will be charged against opening retained earnings. The recommendations provide for corporation with calendar year-ends, such as BCI, to complete the first step of the two-step impairment test by June 30, 2002. The Corporation is currently evaluating the impact of the adoption of the new standards and therefore has not yet assessed their effect on its financial statements. A very substantial amount of goodwill on the balance sheet as at December 31, 2001 may be found to be impaired under the new recommendations that become effective on January 1, 2002.

Consolidated Statements of Cash Flows (Unaudited)

(Cdn$ thousands)

	Three months ended December 31,		Twelve months ended December 31,	
	2001	**2000**	**2001**	**2000**
Operations				
Net loss from continuing operations	(22,142)	(22,197)	(513,225)	(224,434)
Items not affecting cash				
(Gain) loss on investments	(1,662)	26,920	157,626	105,175
Depreciation and amortization	60,300	11,416	192,782	26,455
Non-controlling interest	(1,064)	(434)	(29,789)	800
Amortization of foreign exchange (gains) losses	(7,258)	52,941	35,253	52,941
Amortization of discount on notes	4,750	-	14,344	-
Accreted interest on long-term debt	10,240	676	41,889	7,627
Changes in working capital items	(56,849)	8,945	16,700	56,799
Cash provided by (used for) operations	(13,685)	78,267	(84,420)	25,363
Investing activities				
Notes receivable	(10,361)	27	400,934	44,228
Capital expenditures	(73,707)	(14,604)	(102,609)	(36,650)
Other long-term assets	(13,961)	(38,692)	8,268	(48,900)
Effect of dilution of joint venture investee (net of cash)	-	-	(4,523)	-
Proceeds from sale of temporary investments	-	-	211,718	-
Acquisition of subsidiaries and joint venture investees (net of cash)	(9,889)	(438,027)	(630,648)	(440,283)
Cash used for investing activities	(107,918)	(491,296)	(116,860)	(481,605)
Financing activities				
Short-term loan facilities	(4,174)	5,800	299,074	(505,200)
(Decrease) Increase in notes payable	308,108	19,762	(202,781)	55,439
Addition of long-term debt	61,037	5,923	164,337	16,523
Reduction of long-term debt	(38,087)	(17,359)	(241,657)	(53,955)
Issuance of common shares	-	1,173	565	3,853
Interest paid on convertible debentures	(4)	1	(16,876)	(16,874)
Amounts distributed to non-controlling interests	-	-	(13,134)	-
Cash provided by (used for) financing activities	326,880	15,300	(10,472)	(500,214)
Foreign exchange gain on cash held in foreign currencies	19,429	872	10,787	580
Cash (used for) provided by discontinued operations	(39,585)	270,211	455,489	874,036
Net increase (decrease) in cash and cash equivalents	185,121	(126,646)	254,524	(81,840)
Cash and cash equivalents, beginning of period	193,083	250,326	123,680	205,520
Cash and cash equivalents, end of period (1)	378,204	123,680	378,204	123,680

(1) Includes $233,373,058 of restricted cash as at December 31, 2001. This amount represents BCI's share of Telecom Américas' cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

Segmented Information - Subscribers and Net Debt

(Unaudited, Cdn$ thousands)
(As at December 31, 2001)

	TAL Equity Interest	Total Subscribers	Total Debt	Cash [(1)]	Net Debt
Brazil Mobile					
ATL (Brazil)	59.0%	1,916,581	1,230,660	104,279	1,126,381
Tess (Brazil)	100.0%	1,032,026	942,949	23,403	919,546
Americel (Brazil)	76.7%	600,461	424,082	36,935	387,147
Telet (Brazil)	77.6%	783,230	352,599	92,769	259,830
		4,332,298	2,950,290	257,386	2,692,904
Brazil Broadband					
Canbras Communications (Brazil)	75.6%	212,083	53,794	35,073	18,721
Spanish Américas Mobile					
Comcel (Colombia)	77.1%	1,884,553	1,026,599	14,279	1,012,320
Spanish Américas Broadband					
Genesis Telecom (Venezuela)	59.1%	448	12,258	1,025	11,233
Techtel (Argentina)	60.0%	174,292	110,062	21,521	88,541
		174,740	122,320	22,546	99,774
		6,603,674			
TAL Corporate	41.7% [(2)]	n/a	944,483	8,349	936,134
BCI Corporate	n/a	n/a	572,068	5,867	566,201
Latin America CLEC					
Axtel (Mexico)	27.7% [(2)]	290,132	832,403	21,131	811,272

(1) Total cash includes cash, temporary investments and notes receivable.

(2) Represents BCI's economic interest in the company.

Segmented Information (Unaudited) - Normalized [1]

(Cdn$ thousands)

	Three months ended			Twelve months ended	
	Dec 31, 2001	Sept 30, 2001 [1]	Dec 31, 2000 [1]	Dec 31, 2001	Dec 31, 2000 [1]
Revenues					
Brazil Mobile	132,857	116,297	145,222	368,852	367,218
Telecom Américas Consolidated Revenues	**132,857**	**116,297**	**145,222**	**368,852**	**367,218**
BCI Corporate	3,003	415	5,347	5,077	15,488
BCI Consolidated Revenues from Continuing Operations	**135,860**	**116,712**	**150,569**	**373,929**	**382,706**
Brazil Broadband	7,461	7,068	7,799	31,167	31,423
Spanish Américas - Mobile	60,779	47,485	34,802	196,541	139,753
Spanish Américas - Broadband	5,368	3,482	169	7,694	288
Operations Discontinued on December 31, 2001	**73,608**	**58,035**	**42,770**	**235,402**	**171,464**
Total Revenues	209,468	174,747	193,339	609,331	554,170
EBITDA [2]					
Brazil Mobile	28,045	25,529	(14,994)	85,707	(6,025)
Telecom Américas Corporate	(419)	134	(132)	(259)	(360)
Telecom Américas Consolidated EBITDA	**27,626**	**25,663**	**(15,126)**	**85,448**	**(6,385)**
BCI Corporate	(3,525)	(7,957)	(8,008)	(27,822)	(40,893)
BCI Consolidated EBITDA from Continuing Operations	**24,101**	**17,706**	**(23,134)**	**57,626**	**(47,278)**
Brazil Broadband	40	70	118	(533)	545
Spanish Américas - Mobile	7,607	14,313	1,609	38,823	35,617
Spanish Américas - Broadband	(4,699)	(5,318)	(753)	(9,643)	(3,935)
Operations Discontinued on December 31, 2001	**2,948**	**9,065**	**974**	**28,647**	**32,227**
Total EBITDA	27,049	26,771	(22,160)	86,273	(15,051)
Net Earnings (Loss) applicable to common shares					
Brazil Mobile	3,359	(151,296)	(154,841)	(240,659)	(373,415)
Telecom Américas Corporate	(11,454)	(11,413)	470	(27,897)	289
Telecom Américas Net Earnings (Loss)	**(8,095)**	**(162,709)**	**(154,371)**	**(268,556)**	**(373,126)**
BCI Corporate & Gains (Losses)	(14,047)	(137,839)	5,371	(244,669)	(154,338)
Interest on convertible debentures	(7,104)	(7,059)	(6,916)	(28,144)	(27,483)
BCI Net earnings (loss) from continuing operations applicable to common shares	**(29,246)**	**(307,607)**	**(155,916)**	**(541,369)**	**(554,947)**
Brazil Broadband	(3,093)	(1,836)	(2,936)	(9,214)	(12,830)
Spanish Américas - Mobile	(35,055)	(29,510)	(44,167)	(133,591)	(137,575)
Spanish Américas - Broadband	(6,012)	(5,070)	(815)	(11,218)	(3,051)
Latin America CLEC	-	-	(85,589)	(105,994)	(264,335)
Asia Mobile	-	-	(503)	750	(19,604)
Gains/(Losses) from discontinued operations	8,557	(77,941)	73,717	437,064	1,141,151
Discontinued Operations	**(35,603)**	**(114,357)**	**(60,293)**	**177,797**	**703,756**
BCI Net Earnings (Loss)	(64,849)	(421,964)	(216,209)	(363,572)	148,809

(1) Normalized to reflect, on a pro-forma basis, BCI's current effective ownership in Telecom Américas and all of its operating companies. Normalized results for 2000 also include the amortization of the deferred gain recognized by BCI upon the contribution of its operating companies to Telecom Américas. Such normalization is not prescribed by Generally Accepted Accounting Principles ("GAAP").

(2) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization, and is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by GAAP.